SECURITIES EXCHANGE ACT OF 1934
Release No. 34-98680

October 3, 2023

ORDER CANCELLING REGISTRATIONS OF CERTAIN MUNICIPAL ADVISORS
PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

The municipal advisors whose names appear in the attached Appendix, hereinafter referred to as the "registrants," are registered as municipal advisors pursuant to Sections 15B(a)(1)(B) and 15B(a)(2) of the Securities Exchange Act of 1934 (the "Act").

On August 29, 2023, a Notice of Intention to Cancel Registration of Certain Municipal Advisors, including the registrants, was published in the Federal Register (Securities Exchange Act Release No. 34-98208). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registrations would be issued unless a hearing was ordered. No request for a hearing has been filed by any of the registrants, and the Securities and Exchange Commission (the "Commission") has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that each of the registrants is no longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each registrant be, and hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]

Sherry R. Haywood,

Assistant Secretary.

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[1] 17 CFR 200.30-3a(a)(1)(ii).

APPENDIX:

Registrant Name	SEC ID Number
Betnun Nathan S	867-02495
Christen Group, Inc.	867-02467
Southern Cross Financial Group LLC	867-02544
OCONNOR & Co SECURITIES, INC.	867-01245
Capital Alaska LLC	867-02604
Fray Municipal Securities	867-02064
Massena Associates LLC	867-02569
SUMMERS, CARROLL, WHISLER LLC	867-01938